EXHIBIT 99.1

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND (“UMHCIF”)
2008 PROPERTY APPRAISALS

Cushman & Wakefield recently completed market value appraisals of UMHCIF's four properties as of February 2008. The table below sets forth certain appraisal information for each property, as well as relevant comparisons:

	February 08	March 07	Variance
Property	Appraisals	Appraisals	in %

Aztec Estates, FL	$20,200,000	$26,700,000	(24.3)%
Kings Manor, FL	12,400,000	18,400,000	(32.6)%
Old Dutch Farms, MI	5,250,000	5,550,000	(5.4)%
Park of Four Seasons, MN	15,150,000	15,450,000	(1.9)%

GRAND TOTAL:	$53,000,000	$66,100,000	(19.8)%

2008 ESTIMATED NET ASSET VALUE OF UNITS

Based on the February 2008 appraisal of the Partnership's properties, the General Partner has calculated the estimated net asset value of each unit, based on the following assumptions:

o	Sale of all the Properties in February 2008 for their appraised value.
o	Costs and selling expenses at 3.0% of the sale price.
o	Amount payable to creditors other than the mortgage debt, is negligible.
o	Tax consequences of a sale are not taken into consideration.

Calculations:

February 2008 appraised value of the properties:	$53,000,000

Minus: Costs and selling expenses (3.0%)	1,590,000
Mortgage Debt	36,410,872
Sellers' Contingent Purchase Price	1,160,000	*

Net Sale Proceeds:	$13,839,128

Limited Partners' Share of Net Sales Proceeds (80.0%)	$11,071,302
Number of Units:	30,000

Estimated Current Net Asset Value per Unit:	$369.05

* Reflects the $1,500,000 and the $810,000 partial payments of the Contingent Purchase Price paid on May 15, 1997, and August 22, 2006, respectively, out of operating cash reserves.